Via Facsimile and U.S. Mail
Mail Stop 4720

April 9, 2010

Paul M. Bisaro
President and Chief Executive Officer
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, CA 92880-2882

Re: **Watson Pharmaceuticals, Inc.**
Form 10-K for the Year Ended December 31, 2009
Filed March 1, 2010
File No. 001-13305
DEF14 A
Filed March 29, 2010
File No. 001-13305

Dear Mr. Bisaro:

We have reviewed your filing and have the following comments.

In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K
Business, page 3
Manufacturing, Suppliers and Materials, page 12

1. We note your disclosure indicating that you contract with third parties for the manufacture of certain of your products, some of which are currently available only from sole or limited suppliers. We further note that third-party manufactured products accounted for over 50% of your product net revenues for each of the last three fiscal years. If you are substantially dependent on one or more of your product suppliers, please revise your disclosure to identify the supplier and discuss the material terms of the contract with such supplier. If you believe no disclosure changes are necessary, please provide us with an analysis supporting your determination that none of your contracts with third party manufacturers are material to your business.

Patents and Proprietary Rights, page 13

2. Please provide proposed disclosure to be included in your next Form 10-K which includes a more robust discussion of your material patents, including whether you own or license the patents, which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted. If any of the material patents are licensed, please indicate the name of the licensor. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

DEF 14A

3. We have not yet reviewed the Part III information that is included in your definitive proxy statement. We may have further comments after reviewing that information and we will not be able to clear our review of your filings until we have the opportunity to resolve any resulting comments.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director